FOR IMMEDIATE RELEASE

        NEWS RELEASE

CANALASKA URANIUM EXECUTES DRILL CONTRACT FOR 2010 EXPLORATION

Vancouver, Canada, January 8th, 2010 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to report the signing of the first diamond drill contract for the start of the 2010 exploration season for its uranium exploration projects in the Athabasca Basin, Saskatchewan , Canada.

The Company has executed the first contract with Refined Energy Ltd. of Edmonton, Alberta for a minimum 2,000 metres and a maximum of 3,500 metres of diamond drilling.  The drill contract covers two programs of drilling, one at the Collins Bay Extension project, where the company is following up on historical uranium intercepts in drill holes, and the second at the Fond Du Lac project, where the Company will be following up on the summer 2009 season drill intercept in hole FDL017 of 40.4 metres averaging 0.32% U3O8. (see News Release Sept 22, 2009)

N
Drill Target January 2010
"Vic Zone"
CANALASKA
COLLINS BAY EXTENSION
PROPERTY
Eagle Point
McClean Lake Mine
Collins Bay Deposit
Rabbit Lake
Legend
Uranium Deposits
Uranium Showings
Collins Bay Extension
Cameco/Areva Claims
Other Mineral Dispositions
Roads
Lakes
Rivers
Collins Bay Extension
Map Area
Athabasca Basin
CanAlaska Uranium Ltd.
Collins Bay Extension
2010 Drill Program
Property Location Map

Collins Bay Extension: $0.6M program 5-7 drill holes:

In July, 2009, the Company acquired the Collins Bay Extension property from a third party (see News Release July 15, 2009).  The property is immediately adjacent to the current-producing underground Eagle Point mine and the past-producing open pit mines of Collins Bay and Rabbit Lake, operated by Cameco Corporation and its predecessors.

In September, 2009, CanAlaska’s field crews mapped and sampled uranium mineralization in the Fife Island area located north of the Eagle Point mine, and along the same geological trend, in preparation for the winter drill program.

CanAlaska's immediate interest is to drill-test the structurally-controlled uranium mineralization intersected in historical (1984) Minatco drill holes MWLD8 to MWLD13.  The best of these holes intersected 0.152 per cent U3O8 over four metres (over three pounds per ton U3O8), along an offset structure on the northern part of Fife Island, in an area designated as the Vic Zone.

The drill target is at shallow depth (110 metres), and will be tested with at least five holes adjacent and below the intersection.  Additional drill holes are planned for the on-strike extension of the structural splay

Fond Du Lac:  $0.6M program - 10 drill holes :

The Fond Du Lac exploration program will commence in January, 2010, and will primarily focus on the shallow target in the vicinity of drill hole FDL017, which intercepted 40.2 metres assaying and average 0.32% U3O8.  This hole was drilled in late August, 2009.  The location of the August drill holes is shown on the attached image, and the following sections detail the mineralized intercepts in section.  Winter access will allow a more targeted follow-up program.

Figure 2 -  Fond Du Lac drill area and section lines

Figure 3 - Section showing FDL 017 uranium drill intercept below the unconformity

Mineralogical studies, geophysical interpretations and geological modeling indicate that the historical uranium deposit at Fond Du Lac may be a re-mobilized event, and that the mineralization in the basement rocks drilled in hole FDL017 is a probable source for the sandstone-hosted deposit.  The structures which host the uranium mineralization appear to be controlled by the fault splays and dislocation caused by cross cutting open faults and mylonitic fault zones associated with the regional Grease River fault system.

Figure 4 - Section through deposit, showing uranium mineralization above the unconformity

FLC012
FLC001
FLC003
FLC004
FLC011
FLC002
Overburden
Sandstone
Basement
220 a.s.l.
200 a.s.l.
180 a.s.l.
160 a.s.l.
140 a.s.l.
120 a.s.l.
100 a.s.l.
80 a.s.l.
376340 E
6575900 N
376380 E
6575860 N
376420 E
6575840 N
376440 E
6575820 N
376460 E
6575800 N
376480 E
376500 E
Legend
U ppm
Overburden
Sandstone
Garnetiferous Biotite Gneiss
Biotite Gneiss
Biotite Quartz Gneiss

The trend of the main fault offsets radiating from the mineralized zones at Fond Du Lac,  and intercepted in both drill holes FDL 017 and FDL 020, will be tested on a close-spaced pattern.  Additional drilling will also be carried out in the vicinity of the uranium deposit and a nearby mineralized boulder train in an attempt to locate further mineralized pods and basement faults.  In these areas, the depth to the unconformity is less than 50 metres.  This shallow depth has allowed clear geophysical modeling (IP resistivity, gravity and airborne EM), and will enable comprehensive testing of specific targets with a large number of short drill holes.

The Qualified Technical Person for this release is Peter G. Dasler, M.Sc., P.Geo.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium". Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$60 million exploring its properties and has delineated multiple uranium targets.

CanAlaska's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Japanese conglomerate Mitsubishi Corporation has undertaken to provide the Company C$11 mil. in exploration funding for its West McArthur Project. Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd. Exploration recently commenced on the Poplar Project with Chinese mining partner East Resource Inc., comprising a potential 100,000 metres of drill testing. In addition, Canadian explorer Kodiak Exploration has also optioned the McTavish Project to advance exploration with the goal of attaining a 60% project interest earn-in by delineating a minimum of 35 million pounds U3O8.

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211

Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.